U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Ashmore Funds

Address of Principal Business Office:

c/o Ashmore Investment Management Limited

61 Aldwych

London WC2B 4AE

England

Telephone Number: 011-44-20-3077-6000

Name and address of agent for service of process:

Corporation Service Company

84 State Street

Boston, MA 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒ No  ☐

NOTICE

A copy of the Agreement and Declaration of Trust of Ashmore Funds (the “Trust”), together with all amendments thereto, is on file with the Secretary of the Commonwealth of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 3rd day of September, 2010.

	By:	/s/ George Grunebaum
SEAL	Name:	George Grunebaum
	Title:	President and Chief Executive Officer

Attest:	/s/ Chris Tsutsui
Name: Chris Tsutsui
Title: Treasurer and Chief Financial and Accounting Officer